UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)

W.W. GRAINGER, INC.
(Name of Issuer)

Common Stock, $.50 par value
(Title of Class of Securities)

384802‑10‑4
(CUSIP Number)

John L. Howard
100 Grainger Parkway, Lake Forest, IL 60045
(847) 535-4341
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384802‑10‑4

1.	Names of Reporting Persons.
David W. Grainger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of        7.    Sole Voting Power     3,465,204
Shares
Beneficially
Owned by        8.    Shared Voting Power    1,167,720
Each
Reporting
Person                9.    Sole Dispositive Power    3,465,204
With

10.    Shared Dispositive Power     1,167,720

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,632,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.66

14.	Type of Reporting Person (See Instructions) IN

Item 1.
Security and Issuer This statement relates to beneficial ownership of shares of the common stock, $.50 par value ("Common Stock") of W.W. Grainger, Inc., an Illinois corporation (the "Issuer"), 100 Grainger Parkway, Lake Forest, Illinois 60045.

Item 2.
Identity and Background This is Amendment Number 19 to the Schedule 13D (the "13D") originally filed by the trustees of the W.W. Grainger Living Trust. It is filed by Mr. David W. Grainger, the only remaining trustee whose beneficial ownership of the Common Stock (as determined in accordance with Rule 13d‑3) exceeds 5%.

Mr. Grainger is a citizen of the United States of America and Senior Chairman of the Issuer. Mr. Grainger's business address is 100 Grainger Parkway, Lake Forest, Illinois 60045. He has not, during the last five years, been convicted in any criminal proceeding.

Mr. Grainger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Consideration Mr. Grainger serves as trustee of various family trusts (the "Grainger Trusts") established over a period of years. Mr. Grainger also serves as a member, director and officer of The Grainger Foundation Inc. (the "Foundation"), a charitable foundation funded by family gifts. The Grainger Trusts and the Foundation, since July 29, 1968, the effective date of Section 13(d)(1) of the Act, have acquired shares of Common Stock by gift and through mandatory conversion of Class B stock of the Issuer into Common Stock, on a share‑for‑share basis, from January 1, 1971 through January 1, 1975. No funds of the Grainger Trusts or the Foundation were used in the acquisition of such shares.

Item 4.
Purpose of Transaction The Grainger Trusts and the Foundation have acquired shares of the Common Stock by gift and through mandatory conversion of Class B stock of the Issuer into Common Stock. Shares of the Common Stock were not acquired for the purpose of obtaining control of the Issuer by Mr. Grainger. Mr. Grainger has beneficial ownership of 4,632,924 shares of Common Stock as of February 5, 2013, representing approximately 6.66% of the outstanding Common Stock. Mr. Grainger expressly disclaims any control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)
Mr. Grainger is the beneficial owner of 4,632,924 shares (approximately 6.66% of the outstanding Common Stock), which includes 868,000 shares owned by the Foundation ("Foundation Shares"), of which he is a member, director and officer, and 3,764,924 shares owned by the Grainger Trusts ("Trust Shares").

(b)	The Foundation Shares are composed of 868,000 shares of which Mr. Grainger shares voting and dispositive power with the Foundation's other directors.

(c)	Included in the Trust Shares are 299,720 shares held in two trusts of which Mr. Grainger is a co-trustee. As such, Mr. Grainger shares voting and dispositive power over these shares.

(d)
Included in the Trust Shares are 386,430 shares held in trust for the benefit of Mr. Grainger's wife. Mr. Grainger is the sole trustee of this trust and, as such, has sole voting and dispositive power over these shares.

(e)
Included in the Trust Shares are 3,078,774 shares held in trust for the benefit of Mr. Grainger. Mr. Grainger is the sole trustee of this trust and, as such, has sole voting and dispositive power over these shares.

(f)	The voting and dispositive powers of Mr. Grainger are as follows:

Voting Power		Dispositive Power
Sole	Shared	Sole	Shared
3,465,204	1,167,720	3,465,204	1,167,720

(g)
On February 5, 2013, a gift of 115,000 shares was made by one of the Grainger Trusts of which Mr. Grainger has sole voting and dispositive power. On December 20, 2012, a gift of 5,200 shares was made by The Grainger Foundation. On December 12, 2012, four gifts totaling 326,000 shares were made by one of the Grainger Trusts of which Mr. Grainger has sole voting and dispositive power. On December 7, 2012, a gift of 16,000 shares was made by one of the Grainger Trusts of which Mr. Grainger has sole voting and dispositive power. On December 5, 2012, a gift of 26,000 shares was made by one of the Grainger Trusts of which Mr. Grainger has sole voting and dispositive power. On December 5, 2012, a gift of 3,850 shares was made by The Grainger Foundation. On December 4, 2012, an open market sale of 10,300 shares was made by The Grainger Foundation.

(h)	All share information set forth herein has been adjusted for all stock splits and dividends declared through the date hereof.

(i)
The necessity of filing this statement under Section 13(d)(1) of the Act is disclaimed. This statement is being filed to ensure the reporting of current information and not to report any change in the reported information that is deemed “material” within the meaning of Section 13(d)(1) of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: February 21, 2013

/s/ David W. Grainger
David W. Grainger